Filed by Westlake Chemical Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Axiall Corporation

Filer’s Commission File Number: 001-32260

Subject Company’s Commission File Number: 001-09753

On April 4, 2016, Westlake Chemical Corporation posted a description on its website of its revised proposal to acquire Axiall Corporation. A screenshot of this description follows:

Westlake’s Proposal to Acquire Axiall
Welcome             Press Releases                 Presentations                 Nominees             SEC Filings                 Contact
Welcome
This website has information regarding Westlake’s revised proposal to acquire all of the outstanding shares of Axiall Corporation (NYSE: AXLL) for $23.35 per share (comprised of $14.00 in cash and 0.1967 of a Westlake share), based on the closing price of Westlake’s common stock on April 1, 2016.
The revised proposal represents a premium of over 143% to Axiall’s closing price of $9.60 per share on January 22, 2016, the last trading day before Westlake submitted its initial proposal to Axiall, and as increase of approximately 17% to Westlake’s initial proposal of $20.00 per share. The total value of the revised proposal is approximately $3.1 billion, including the assumption of certain Axiall liabilities, which include approximately $1.5 billion of debt outstanding as of December 31, 2015. The revised proposal was summarily rejected by Axiall’s Board of Directors and Axiall refused to make a counterproposal or otherwise negotiate or provide any constructive feedback.
Given this response, Westlake filed preliminary proxy materials with the Securities and Exchange Commission and intends to solicit proxies to elect an alternate slate of ten independent and highly-qualified candidates to Axiall’s Board of Directors who will ensure that all of Axiall’s strategic options are considered fully.
The combination of Westlake and Axiall would create one of the leading independent North American olefins, vinyls, and building products producers, with increased scale in the growing global vinyls market and additional growth opportunities.
We thank you for your support.
©2016 Westlake Chemical. All rights reserved. Important Information

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Westlake Chemical Corporation’s (“Westlake”) proposal to acquire Axiall Corporation (“Axiall”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Westlake’s (and Westlake’s and Axiall’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Westlake (and the combined businesses of Westlake and Axiall), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Westlake based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Westlake’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Westlake is unable to predict or control, that may cause Westlake’s actual results, performance or plans with respect to Axiall to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Westlake’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed business combination transaction include, but are not limited to: (i) the ultimate outcome of any possible transaction between Westlake and Axiall, including the possibility that Axiall will not accept a transaction with Westlake, (ii) the ultimate outcome and results of integrating the operations of Westlake and Axiall if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including any necessary stockholder approvals, (iv) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction, (v) competitive responses to the announcement or completion of the proposed transaction, costs and difficulties related to the integration of Axiall’s businesses and operations with Westlake’s businesses and operations, (vi) the inability to obtain, or delays in obtaining, cost savings and synergies from the proposed transaction, (vii) uncertainties as to whether the completion of the proposed transaction or any transaction will have the accretive effect on Westlake’s earnings or cash flows that it expects, (viii) unexpected costs, liabilities, charges or expenses resulting from the proposed transaction, (ix) litigation relating to the proposed transaction, (x) the inability to retain key personnel, and (xi) any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Westlake’s plans, results or stock price are set forth in Westlake’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Westlake’s control. Westlake cautions investors that any forward-looking statements made by Westlake are not guarantees of future performance. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information

This communication relates to a proposal which Westlake has made for a business combination transaction with Axiall. In connection with the solicitation of proxies for Axiall’s 2016 annual meeting of stockholders (including any adjournment or postponement thereof and any meeting of Axiall’s stockholders that may be called in lieu thereof, the “Annual Meeting”), Westlake filed a preliminary proxy statement on Schedule 14A with the SEC on

April 4, 2016 (the “Westlake Preliminary Proxy Statement”) and intends to file a definitive proxy statement in connection therewith (the “Westlake Definitive Proxy Statement” and together with the Westlake Preliminary Proxy Statement, the “Westlake Proxy Statement”). In connection with the proposal and subject to future developments, Westlake (and, if a negotiated transaction is agreed, Axiall) may also file one or more registration statements, additional proxy statements, tender offer statements, prospectuses or other documents with the SEC. This communication is not a substitute for the Westlake Proxy Statement or any other proxy statement, registration statement, tender offer statement, prospectus or other document Westlake and/or Axiall has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF WESTLAKE AND AXIALL ARE URGED TO READ THE WESTLAKE PROXY STATEMENT AND ANY OTHER PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING AND/OR PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Westlake and Axiall, as applicable. When completed, the Westlake Definitive Proxy Statement and accompanying proxy card will be mailed to stockholders of Axiall. Investors and security holders will be able to obtain copies of these documents (if and when available) as well as other filings containing information about Westlake and Axiall, without charge, at the SEC’s website, http://www.sec.gov. Those documents, when filed, as well as Westlake’s other public filings with the SEC, may be obtained without charge at Westlake’s website at http://www.westlake.com.

Participants in Solicitation

Westlake and certain of its directors and executive officers and the individuals nominated by Westlake for election to Axiall’s Board of Directors may be deemed to be participants in any solicitation of proxies from Axiall’s stockholders in connection with the Annual Meeting and/or the proposed transaction, as applicable, under the rules of the SEC. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the Westlake Preliminary Proxy Statement and will be available in the Westlake Definitive Proxy Statement and any other proxy statement(s) or prospectus(es) (if and when available). You can obtain free copies of these documents from Westlake using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading the Westlake Proxy Statement and/or any other proxy statement/prospectus regarding the proposed transaction if and when they become available.

This document shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.